                                                                     EXHIBIT 2.1


                                   AGREEMENT
                                   ---------


          THIS AGREEMENT (the "Agreement") dated this 1st day of March, 1998, is by and between Texas Utilities Company ("Texas Utilities"), a Texas corporation with its principal place of business in Dallas, Texas, and Lehman Brothers Merchant Banking Partners II L.P. ("Lehman Merchant" and, together with its affiliates, "Lehman"), a Delaware limited partnership with its principal place of business in New York, New York. Such parties will be individually referenced herein as a "Party" and will be collectively referenced herein as the "Parties."

                                R E C I T A L S:
                                ---------------

     A. Texas Utilities is contemplating that a wholly-owned subsidiary will make an offer, as more fully described and defined in the Press Announcement referred to in section 11 hereof (the "Offer"), to the shareholders of The Energy Group PLC ("TEG"), a diversified energy company with its principal place of business in London, England, which Offer would be conditioned upon the sale by Energy Holdings (No. 2) Ltd and Peabody Investments, Inc. (collectively, the "Seller"), each a subsidiary of TEG, of the outstanding capital stock and interests of the companies (collectively, the "Acquired Companies") whose shares and interests are referred to as the Sale Shares (the "Sale Shares") in the Purchase Agreement (the "Purchase Agreement") attached hereto as Exhibit A, to P&L Coal Holdings Corporation (the "Purchaser"), an affiliate of Lehman Merchant, at the time the Offer becomes or is declared wholly unconditional.
The principal assets of the Acquired Companies will be the Peabody Coal businesses ("Peabody") and Citizens Power business ("Citizens").

     B. This Agreement sets forth the terms upon which Lehman Merchant will cause the Purchaser to consummate the purchase from the Seller of the Sale Shares, together with certain additional agreements of Texas Utilities and Lehman Merchant.

                                       1.

                     T E R M S   O F   A G R E E M E N T:
                     -----------------------------------

          NOW, THEREFORE, in consideration of the premises, together with other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by both Parties, Texas Utilities and Lehman Merchant hereby agree upon the following terms, conditions and provisions:

     1. Lehman Merchant will cause the purchase by the Purchaser from the Seller of all of the Sale Shares upon and subject to the terms and conditions contained in the Purchase Agreement. The purchase price which Lehman Merchant will cause the Purchaser to pay to the Seller for the Sale Shares pursuant to the Purchase Agreement, will be U.S. $2.2874 billion, which purchase price is subject to adjustment as hereinafter provided. Such price is based on a projected combined balance sheet of the Acquired Companies and their subsidiaries as of March 31, 1998 that the Parties have agreed upon (the "Benchmark Balance Sheet"). Texas Utilities agrees that it does not and Lehman Merchant agrees that it does not have actual knowledge of any material misstatement contained in or omission from the Benchmark Balance Sheet (however the Parties acknowledge that the amount of cash set forth on the Benchmark Balance Sheet may be reduced as a result of cash distributions prior to March 31, 1998). In addition, at the closing of the transactions pursuant to the Purchase Agreement, Lehman Merchant will cause the Purchaser to assume all outstanding indebtedness (subject to the understanding that any non-recourse indebtedness will be assumed but only on that basis) of the Acquired Companies and their direct or indirect wholly-owned subsidiaries (collectively, together with any of their affiliates, other than the Purchaser and its beneficial owners, and any subsidiaries which are not wholly-owned subsidiaries, the "Acquired Group"). Lehman Merchant will cause the Purchaser to comply with its obligations under the Purchase Agreement and, subject to the terms and conditions of the Purchase Agreement, purchase the Sale Shares

                                       2.

at the time the Offer becomes or is declared wholly unconditional in accordance with the terms of the Offer (the "TEG Purchase Date"). The Parties agree that promptly after the consummation of the Offer, they will jointly cause a nationally recognized firm of certified public accountants (the "Auditor") to produce an audited combined balance sheet (the "Audited Balance Sheet"), in accordance with generally accepted accounting principles in effect in the United States (with respect to all of the Acquired Group other than Darex Capital Inc. ("Darex"), Peabody Australia Limited ("PAL") and the entities included within the Acquired Group owned by either of them), the United Kingdom (with respect to Darex and PAL) and Australia (with respect to the entities included within the Acquired Group owned by Darex and PAL), of the Acquired Group as of March 31, 1998 (without giving effect to any purchase accounting adjustments or financing effects in connection with the transaction), which will be prepared on a basis consistent with the Benchmark Balance Sheet. The Parties agree that the aforementioned purchase price will be adjusted subsequent to the TEG Purchase Date by payment to be made promptly by TEG (or on behalf of TEG), which payment (together with interest thereon from the date of purchase of the Sale Shares at the rate publicly announced from time to time in New York City by The Chase Manhattan Bank as its "reference rate") Texas Utilities will cause TEG to make, or the Purchaser (together with interest as aforesaid), as appropriate, to the other, at such time (as soon as practicable after the TEG Purchase Date) as the Parties agree, as follows: (i) if the total assets as shown on the Audited Balance Sheet are higher than the total assets as shown on the Benchmark Balance Sheet, the difference shall be paid by the Purchaser to TEG, and, if lower, the difference shall be paid by TEG (or on behalf of TEG) to the Purchaser and (ii) if the sum of total current liabilities (including the current portion of

                                       3.

long-term debt) and long term debt, less current maturities, as shown on the Audited Balance Sheet is higher than the sum of total current liabilities (including the current portion of long-term debt) and long term debt, less current maturities, as shown on the Benchmark Balance Sheet, the difference will be paid by TEG (or on behalf of TEG) to the Purchaser and, if lower, the difference shall be paid by the Purchaser to TEG. At the time of the payment of the adjustment to the purchase price pursuant to the foregoing provision (or at such time as it is determined that no such adjustment is required), there shall also be paid by TEG (or on behalf of TEG) or the Purchaser, as the case may be, any applicable True-Up Payment (together with interest thereon from the date of the purchase of the Sale Shares at the above-described "reference rate"). True-up Payment means the net of: (i) in the case of TEG, the sum of all cash or other assets (valued at the fair market value thereof) distributed by any of the entities included in the Acquired Group (and any subsidiaries of the Acquired Group which are not wholly owned) to any entity included in the TEG Group after March 31, 1998 (whether or not in respect of capital stock, by dividend, loan or otherwise); and (ii) in the case of the Purchaser, the sum of all cash or other assets (valued at the fair market value thereof) contributed to the Acquired Group by the TEG Group after March 31, 1998. The amount of the True-up Payment shall be calculated by the Auditor with the assistance of Peabody management. It is also understood and agreed by the Parties that, following the consummation of the transaction pursuant to the Purchase Agreement, no liability or obligation will exist on the part of TEG or any of its subsidiaries or affiliates with respect to any earn-out payments payable to Lehman Brothers Holdings Inc. ("LBHI") and the other sellers contemplated by the Amended and Restated Agreement for Purchase and Sale of Interests by and among LBHI, Citizens Energy Corporation and William E. James, Citizens Lehman Power L.L.C. and Gold Fields American Corporation dated as of March 10, 1997, and the Guarantee in connection therewith on the part of TEG; and, in order to achieve the foregoing, Lehman Merchant will cause the Acquired Group to indemnify TEG and its subsidiaries and affiliates and hold them harmless with respect thereto. The

                                       4.

Purchaser represents and warrants to the Texas Utilities Group, as hereinafter defined, that, for United States federal income tax purposes, the adjusted tax basis of the shares of Peabody Holding Company, Inc. held by Peabody Investments Inc. at January 31, 1998 was at least equal to the lesser of the amount of the purchase price allocated to Peabody Holding Company, Inc. and $1.8 billion. Following the TEG Purchase Date, the Purchaser will cause the Acquired Companies to guarantee the Purchaser's obligations with respect to any breach of the foregoing representation and warranty.

     2. With respect to the purchase by the Purchaser of the Sale Shares, Lehman Merchant shall procure financing for the Purchaser, on an unconditionally available basis drawable at the time specified in the Purchase Agreement, of at least $1.8074 billion. In addition, Lehman Merchant will cause the Purchaser to have equity of not less than $480 million available on an unconditional basis, drawable at the time specified in the Purchase Agreement (it being understood that the source of such equity may be Lehman Merchant or other investors with Lehman Merchant investing in the Purchaser with Lehman Merchant, but that the commitment with respect thereto is now unconditional and will be drawable at the time specified in the Purchase Agreement). Such financing, which shall consist of unconditional (debt and equity) commitments, will be in place with the Purchaser at the time the Offer is announced, subject only to the satisfaction of the terms and conditions set forth in the Purchase Agreement. Lehman Merchant shall not be obligated to provide any financing to the Purchaser in excess of the $480 million equity capital referred to above.

     3. Texas Utilities agrees to pay to Lehman Merchant immediately after the receipt of a written request from Lehman Merchant therefor, the commitment fees required to be paid by Lehman Merchant to secure certain debt financing for the Purchaser in amount equal to (i) 1/2% of the amount of bank/commercial paper of up to $1.3 billion, and (ii) 3% of up to $900

                                       5.

million of long-term financing. In the event that during the one year period following the lapse or formal abandonment of the Offer, Lehman acquires, directly or indirectly, all or any substantial portion of the Acquired Group, other than the jurisdictional assets of Citizens as provided for in FERC Doc No. ED98-10-000 and other than pursuant to the Purchase Agreement, Lehman Merchant agrees promptly to repay to or reimburse Texas Utilities for all such fees that Texas Utilities has previously paid; and in addition, in such circumstance, Lehman Merchant agrees to pay Texas Utilities the costs which Texas Utilities incurs for appropriate hedging arrangements with respect to currency risks relating to the equity of the Purchaser referenced in section 2, for the Sale Shares being in a dollar amount.

     4. Texas Utilities will arrange for TEG or an affiliate of TEG to provide credit support for the currently existing debt of Citizens to John Hancock Insurance Company and other lending parties ("John Hancock"), in an amount not to exceed $300,000,000, which debt is currently guaranteed in part by TEG, if and to the extent such credit support is required, based upon negotiations between Texas Utilities and John Hancock, to obtain John Hancock's consent to the proposed change-in-control of Citizens from TEG to the Purchaser. Texas Utilities will, prior to the purchase by Purchaser of the Sale Shares, arrange for the satisfaction of any and all conditions to such consent becoming effective. Following the TEG Purchase Date, it is understood that TEG and Citizens will comply in all respects with, and not default with respect to, their respective obligations under, and will not take any action which would cause a termination of, the agreements pertaining to the Hartford, Binghamton, MERC and Ashland projects; and TEG will comply with the terms of those certain Proposals attached to the consents of the foregoing lenders.

     5. It is the intention of the Parties to separate the properties and operations of the Acquired Group and subsidiaries of the Acquired Group which are not wholly owned by the

                                       6.

Acquired Group, on the one hand, and TEG and its remaining subsidiaries and affiliates (the "TEG Group"), on the other hand, incident to the purchases to occur on the TEG Purchase Date. To this end, following such purchases, the Parties will cause the TEG Group and the Acquired Group and susidiaries of the Acquired Group that are not wholly owned by the Acquired Group, respectively, to take all commercially reasonable steps to effectuate such separation, including, as soon as reasonably practicable, the termination, except as otherwise contemplated by this Agreement, of all intercompany contractual obligations, services, guarantees and other financial accommodations between or in respect to the various parties in such groups (and payment of any accounts payable) in accordance with the terms thereof; provided that nothing contained in this Agreement shall require any party to take steps to terminate any guarantee, financial accommodation or similar arrangement for the benefit of any third party, if such termination could reasonably be expected to materially and adversely affect the business of such party. In such regard, Texas Utilities and Lehman Merchant will each provide that, following the TEG Purchase Date, each of the TEG Group and each of the Acquired Group, respectively, will undertake to co-operate in good faith to ensure that each does such acts and things as may reasonably be necessary to carry out any appropriate transactions after completion of the sale and purchase of the Acquired Companies by the Purchaser and of TEG by Texas Utilities to give effect to the foregoing, and to vest properties in the proper entity in accordance with the historic businesses of such entities. At all times after the TEG Purchase Date, Texas Utilities and Lehman Merchant will provide that each of the TEG Group and each of the Acquired Group, respectively, will use their reasonable best efforts to ensure that any third party execute and deliver all such documents, and do all such acts and things, as may reasonably be required for the purpose of giving to Lehman Merchant, the Purchaser, Texas Utilities and TEG, respectively, the full benefit of all the provisions of this Agreement and the transactions

                                       7.

consummated pursuant to the Offer. In accordance with and subject to the foregoing terms and conditions, each of Lehman Merchant and Texas Utilities will provide that each of the Acquired Group and each of the TEG Group, respectively, after the TEG Purchase Date, will use their reasonable best efforts to obtain any consent, substitution, approval or amendment required to novate or assign all agreements, leases, guarantees, licenses and other rights of any nature whatsoever relating to the assets, rights and other things of the Acquired Group, on the one hand, and of the TEG Group, on the other hand, including without limitation the release of any guarantees, performance or other surety bonds, letters of credit, standby credit facilities or similar items previously entered into or made. If there is an inability to obtain any such required consent, approval, substitution or amendment, and any party continues to be bound by such agreements, leases, licenses and other rights, unless not permitted by law or the terms thereof, such party shall, as agent for the appropriate party or as subcontractor, pay, perform and discharge, to the extent required to do so, all the obligations of the appropriate party thereunder after the TEG Purchase Date and the appropriate party, and its subsidiaries and affiliates, jointly and severally, shall indemnify and hold harmless the performing, i.e. named, party and its subsidiaries and affiliates from and against, all losses, claims, damages, taxes, liabilities and expenses whatsoever arising out of or in connection with the named party's performance of or omission to perform its obligations thereunder and hereunder, and the named party shall have subrogation rights with respect thereto. The Parties agree that if after the TEG Purchase Date, any party in either the Acquired Group or the TEG Group holds books, records or other assets which by the terms hereof were intended to be assigned, transferred and delivered to, or retained by, a party in the other group, such first party shall promptly assign, transfer and deliver or cause to be assigned, transferred and delivered such books, records or other assets to the other party; and the Parties also agree that, after the TEG Purchase Date, the Acquired

                                       8.

Group and the TEG Group shall provide to each other reasonable cooperation and reasonable access to information to the extent necessary for the filing of any United Kingdom, Australia or United States tax return by any member of either the Acquired Group or the TEG Group. Except as otherwise provided for herein, the Acquired Group shall not be liable for any United States, Australia or United Kingdom tax liability (including federal, state, and local tax liabilities) of any member of the TEG Group, and the TEG Group shall not be liable for any United States, Australia or United Kingdom tax liability (including federal, state, and local tax liabilities) of any member of the Acquired Group. The Parties specifically acknowledge that Texas Utilities and the TEG Group, on the one hand and Lehman Merchant and the Acquired Group, on the other hand shall not be liable to the other for any tax imposed by any jurisdiction as a result of the allocation of the purchase price as between the U.S. and Australian tax jurisdictions to be paid by the Purchaser for the Acquired Companies. The Parties agree that they will cause a Tax Allocation Agreement they have agreed upon to be entered into on the TEG Purchase Date. Notwithstanding the foregoing, Texas Utilities agrees that, with respect to any equity, incentive and bonus plans of TEG which are obligations of TEG at the TEG Purchase Date in which any employees of the Acquired Group participate, such plans will be performed by TEG after the TEG Purchase Date in accordance with the terms and provisions thereof and the employees of the Acquired Group who are participants in such plans will be treated on a nondiscriminatory basis as compared to the employees of the TEG Group. In addition to the foregoing, Texas Utilities agrees that it will use its reasonable best efforts to have the TEG Group, from and after the TEG Purchase Date, make available to the Purchaser and the Acquired Group, those rights of recovery relating to the Acquired Group which are available to the TEG Group pursuant to the Demerger Agreement dated January 27, 1997 between Hanson plc and TEG (the "Demerger Agreement"), and the tax sharing and indemnification agreements entered into or required to be

                                       9.

entered into in connection with the Demerger Agreement, including any indemnification agreements that could inure to the benefit of the Acquired Companies as formerly part of TEG and indemnification agreements in favor of TEG (by assignment from Hanson plc) from H.M. Anglo-American Ltd.

     6. Effective the TEG Purchase Date, the Purchaser agrees to indemnify Texas Utilities, its directors, officers, employees, agents, assigns and successors, together with all affiliates and subsidiaries of Texas Utilities and of any such assigns and successors, including TEG and its affiliates and subsidiaries, and their assigns and successors, and each of their respective officers, directors, agents and employees (the "Texas Utilities Group"), from and hold them harmless against all claims, demands, suits and liabilities of any kind (including attorneys' fees and litigation costs) arising from or out of the Purchaser or the Acquired Group, and their past, present and future activities, assets, businesses, employees, employees of any signatory parties, or any persons representing or connected with any such employees, including without limitation any environmental claims and liabilities, together with all other claims and liabilities from or out of the Purchaser or the Acquired Group. In addition to the foregoing, effective the TEG Purchase Date, the Purchaser agrees to indemnify the Texas Utilities Group in regard to all environmental claims and liabilities resulting from any activities or operations prior to the TEG Purchase Date by Peabody Investments, Inc. or Peabody Global Investments, Inc. or any of their subsidiaries or predecessors (collectively "PII/PGI"), or from conditions on or relating to any property of or controlled by any such entities prior to the TEG Purchase Date, such environmental claims and liabilities being, without limitation, claims that the environment or the health or safety of any human or animal has been threatened or harmed by contaminants, pollutants or toxic or hazardous materials or substances, and shall include all attorneys fees and litigation costs relating thereto (such claims, the "PII/PGI Environmental Claims"), in each case

                                      10.

to the extent not insured (provided that to the extent any such insurance does not fully indemnify the Texas Utilities Group, the Purchaser shall indemnify the Texas Utilities Group in accordance with the foregoing) . In connection with such indemnity, the Parties agree that following the TEG Purchase Date the Purchaser shall, and, so long as the Purchaser is in compliance with these environmental indemnity obligations, only the Purchaser shall be entitled to,
(i) assume the defense of, defend, manage, negotiate and settle, (ii) monitor, oversee or implement any injunctive relief (including any investigation or remediation of any kind) with respect to, or (iii) otherwise handle, any PII/PGI Environmental Claim, all such actions to be taken in the Purchaser's sole discretion. Texas Utilities, TEG and PII/PGI shall be entitled to participate in any such defense at their own expense. Texas Utilities shall cause PII/PGI to
(i) promptly forward to the Purchaser all notices, documents, communications or other information relating to any PII/PGI Environmental Claims, (ii) maintain and provide, or provide copies or reasonable access to, all records and documents in its possession relating to any PII/PGI Environmental Claims (provided that any failure to do so under (i) or (ii) shall not affect this indemnity except to the extent that the Purchaser is prejudiced thereby), and
(iii) cooperate fully, at the Purchaser's expense, with the purchaser in all other respects (including authorizing counterclaims, cross-claims, or third-party claims, and claims for available insurance, with respect to any PII/PGI Environmental Claim, all the benefit of which shall inure to the benefit of the Purchaser) to facilitate the Purchaser's discharging its duties hereunder with respect to all PII/PGI Environmental Claims. Any reasonable costs incurred by PII/PGI pursuant to the preceding sentence shall be reimbursed by the Purchaser. Additionally such indemnity shall include benefits claims of any nature owing by PII/PGI that arise from or with respect to any past or present, as of the TEG Purchase Date, employee of PII/PGI, or any person connected with or representing such employee, or any such employee of any signatory party, or any other

                                      11.

such person to whom any kind of benefits are due by virtue of any federal or state law, rule or regulation, or employee benefit or welfare plan relating to PII/PGI. Similarly, immediately after the TEG Purchase Date, Texas Utilities will cause TEG to indemnify Lehman Merchant, the Purchaser, its directors, officers, employees, agents, assigns and successors and each of their directors, officers, employees and agents, together with all affiliates and subsidiaries of Lehman Merchant, and of any such assigns and successors, from and hold them harmless against all claims, demands, suits and liabilities of any kind (including attorneys' fees and litigation costs) arising from or out of the TEG Group and their past, present and future activities, assets, businesses, employees, or any persons representing or connected with any such employees, together with all other claims and liabilities from or out of the TEG Group. The Parties will cause indemnities in written form containing the foregoing terms and conditions to be delivered by the Purchaser to Texas Utilities and by TEG to the Purchaser immediately subsequent to the TEG Purchase Date; and to the Purchaser or Texas Utilities, as appropriate, immediately subsequent to the TEG Purchase Date, by such of the remaining Acquired Group as TEG may designate and such of the remaining TEG Group as the Purchaser may designate. All of the foregoing indemnities will extend for so long as any potential liability with respect thereto remains legally enforceable as to the matters subject thereto.

     7. This Agreement is effective as of the date set forth at the outset hereof, and shall survive any purchase of TEG.

     8. This Agreement is not assignable by either Party, without the express prior written consent of the other Party.

     9. The terms of this Agreement shall be maintained in strictest confidence by the Parties, and no disclosure of this Agreement or any terms hereof shall be made by either Party without the express prior written consent of the other Party, subject to any regulatory or

                                      12.

governmental requirements compelling the disclosure of this Agreement and/or specified information.

     10. Each of the Parties will proceed as expeditiously as reasonably possible to endeavor to obtain all such regulatory consents and approvals as may be necessary to provide for the consummation of the transactions referenced herein.

     11. Lehman Merchant understands that the UK Panel on Takeovers and Mergers (the "Panel") will regard Lehman Merchant and Texas Utilities as "acting in concert" as regards TEG for the purposes of the City Code on Takeovers and Mergers ("City Code"). Lehman Merchant agrees to assure that neither it nor any subsidiary will directly or indirectly (whether itself or through persons acting in concert, as defined for the purposes of the City Code) be involved in:
          (a) acquiring or seeking to acquire an interest (as defined in Part VI of the Companies Act 1985 of Great Britain) in the share capital of TEG;
          (b) announcing or making a general offer for the share capital of TEG;
          (c) announcing or taking any step or action which under the City Code or otherwise would require the announcement of any proposals for any take-over, merger, consolidation, share exchange or similar transaction involving the securities of TEG; or
          (d) taking any step or action which might give rise to a breach of Rule 4 of the City Code or any obligation on any person under the City Code or otherwise (i) to make any offer to acquire all or part of the share capital of TEG or (ii) to increase, revise or vary the Offer.

          The undertakings set out above on the part of Lehman Merchant will continue in full force and effect for so long as Lehman Merchant and Texas Utilities are regarded by the Panel as acting in concert as regards TEG. For the purposes hereof, share capital of TEG shall include ordinary shares of TEG and securities convertible into such shares, rights to subscribe

                                      13.

for such shares, options (including traded options) in respect of such shares and derivatives referenced to such shares. Lehman Merchant hereby consents to the issuance of a Press Announcement incorporating references to it and this Agreement in the terms set out in the draft Press Announcement previously submitted to it and agrees to the disclosure and/or display of this Agreement and (on its own behalf and on behalf of the Purchaser) the Purchase Agreement, in connection with the Offer and any Offer document issued in connection therewith. Lehman Merchant agrees promptly on request to provide all such information regarding itself, the members of its group, i.e. subsidiaries and affiliates, and its and their directors as may be required to be included in or for the purposes of any document or announcement concerning or relating to the Offer (including, without limitation, the document containing the Offer) by all relevant legislation and regulations (including, without limitation, the City Code and the United States securities laws). Texas Utilities will comply in connection with the Offer with the City Code.

     12. Texas Utilities agrees that, subject to the provisions of the next paragraph, it will not after the announcement of the Offer, without Lehman Merchant's consent, change, whether by revision or amendment, the terms and conditions of the Offer as announced in a manner that could reasonably be expected to materially and adversely affect Lehman Merchant, the Acquired Group, the purchase of the Sale Shares by the Purchaser or the financing therefor (it being agreed that this shall not (except as contemplated below) restrict the waiver of any conditions of the Offer and/or an increase of the Offer and/or a revision or amendment of the Offer so as to include a share alternative).

          Lehman Merchant understands and agrees that neither Texas Utilities nor its subsidiary on whose behalf the Offer is made (the "Offeror") may or will invoke any condition of the Offer unless the circumstances which give rise to the right to invoke the condition are of

                                      14.

material significance in the context of the Offer. The waiver of any condition of the Offer shall, subject as mentioned below, be at the exclusive control and discretion of the Offeror unless Lehman Merchant can demonstrate that the matter or circumstance which could give rise to a right to invoke the condition is (a) a matter or circumstance which Lehman Merchant discovered after the date hereof;
(b) a matter or circumstance which could reasonably be expected to materially and adversely affect the Acquired Group or the purchase of the Sale Shares by the Purchaser or the financing thereof; and (c) a matter or circumstance which is of material significance in the context of the Offer. If so, Texas Utilities will provide that, subject as mentioned below, the Offeror will not waive any relevant condition(s) of the Offer without the prior consent of Lehman Merchant. Notwithstanding the foregoing, this clause shall not require Texas Utilities or the Offeror to invoke any condition of the Offer so as to cause the Offer to lapse if the Panel does not agree that any such condition may be invoked and/or that the Offer may lapse as a result of failure to waive any such condition provided that Texas Utilities shall give Lehman Merchant all reasonable opportunity and reasonable assistance in making representations to the Panel that in such circumstances the conditions of the Offer may be invoked so as to cause the Offer to lapse. Notwithstanding the foregoing if the Panel does not agree as aforesaid any such condition may be waived, the Texas Utilities Group shall not have any obligation or liability to Lehman Merchant or any of its subsidiaries (including the Purchaser) under this Agreement or otherwise in respect thereof, and Lehman Merchant will cause the Purchaser to comply with its obligations under the Purchase Contract.

          The Parties agree that after announcement of the Offer and until the TEG Purchase Date or the Offer is formally abandoned or lapses, each Party will give the other Party advance notice, if practicable, of any public announcement such Party proposes to make that specifically refers to the other Party. Texas Utilities shall not extend the Offer to an expiration

                                      15.

date beyond four months from the announcement thereof, unless the Offer has become or is declared to be unconditional, without Lehman Merchant's written consent. Except as pertains to the share alternative mentioned above, the waiver of any additional conditions not included in the original announcement of the Offer shall in all cases be jointly determined by Texas Utilities and Lehman Merchant to the extent such determination could reasonably be expected to materially and adversely affect Lehman Merchant, the Acquired Group, the purchase of the Sale Shares by the Purchaser or the financing therefor, it being understood that any change to or variation in this Agreement or the Purchase Agreement will require the prior consent of Lehman Merchant.

     13. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

     14. This Agreement may be executed in separate counterparts, each of which shall be an original and all of which, taken together, shall constitute one and the same agreement.

          IN WITNESS WHEREOF, each of Lehman Merchant and Texas Utilities have caused this Agreement to be executed by a duly authorized officer thereof as of the date set forth at the outset hereof.


                         LEHMAN BROTHERS MERCHANT BANKING PARTNERS II L.P.


                         By: Lehman Brothers Merchant Banking Partners II Inc.,
                           its general partner


                         By:  /s/ Alan Washkowitz
                            ----------------------------------

                         TEXAS UTILITIES COMPANY

                                      16.

                         By:
                            ----------------------------------
                            Executive Vice President and
                            Chief Financial Officer

                                      17.